August 20, 2019

Wendy Burton
Chief Executive Officer
World Tree USA, LLC
550 West Baseline Road, Suite 102-199
Mesa, AZ 85210

       Re: World Tree USA, LLC
           Offering Statement on Form 1-A
           Filed July 29, 2019
           File No. 024-11051

Dear Ms. Burton:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed July 29, 2019

General

1. Please include a Plan of Distribution. Refer to Item 5 of Form 1-A. Also, we note that the
      Subscription Agreement indicates that two thousand Units, for a subscription price of
      $2500, is the minimum number of Units an investor may purchase. Please disclose that in the included Plan of Distribution section. Additionally, describe any arrangements for the return of funds to subscribers if the minimum offering amount of $50,000 is not met.
2. We note on your website a summary for a Series A 2019 Eco-Tree Units offering of up to $8.25 million in reliance on the exemption in Rule 506(c). Please tell us whether that offering has terminated. To the extent the Regulation D offering is ongoing, provide your analysis why that offering should not be integrated with this proposed Regulation A offering. Refer to Rule 251(c).
 Wendy Burton
FirstName LastNameWendy Burton
World Tree USA, LLC
Comapany NameWorld Tree USA, LLC
August 20, 2019
August 20, 2019 Page 2
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FirstName LastName
Dilution, page 11

3. Please further explain the statement that the Series A 2019 Eco-Tree Units are not subject to dilution. For instance, please explain if there is dilution to an investor's interest as more of that series of units are issued, up to the maximum of 7,000,000 Units. Please further clarify the statement that although each year the Company intends to plant new trees, there is never a dilution of Units.
4. Please reconcile the disclosure that the profits will be shared with the Series A Eco-Tree
         Unitholders and the Series B Unitholders with your disclosure elsewhere, such as under
         "Company Ownership Interests and Distribution of Profits," which states the net profits will be shared between the Unitholders and the Manager.
Invasive Properties and Other Environmental Concerns, page 28

5. To the extent material, please disclose if there are local regulations to comply with in the geographical areas you intend to plant in, before planting this tree type and add a risk factor describing the attendant risks.
Farmers, page 52

6. Please disclose where you anticipate the farmers will be located for the ES Trees the
         Series A 2019 Eco-Tree Units and where you are in the process for contracting farmers for this planting.
Biological Assets , page 64

7. We note that as of December 31, 2018, the Company and WTT are obligated to plant
         1,653 ES Trees and 3,889 ES Trees related to monies raised under the 2016 and 2018 offerings, respectively. Please tell us why these trees have not been planted yet and disclose the anticipated timing of planting such trees.
Exhibits
Exhibit 1A-3, page 75

8. Please refer to Item 13.5 of your Operating Agreement (amended). Please disclose the provision for dispute resolution and the exclusive forum provision for claims in federal and state courts located in Mesa, Arizona, if dispute resolution is not successful. Similarly disclose the waiver of trial by jury. Please clarify, separately for each of the dispute resolution, exclusive forum, and waiver of jury trial, if the provision applies to claims under the federal securities laws and whether or not these provisions would apply to secondary purchasers.

         To the extent any of these provisions apply to claims under the federal securities laws, provide risk factor disclosure describing the attendant risks, including any question
 Wendy Burton
World Tree USA, LLC
August 20, 2019
Page 3
       regarding whether or not a court would enforce the provision, as well as impacts of limitations on claims arising under other applicable state or federal laws.
Exhibit 1-A4, page 75

9. We note that Section 6 of the Subscription Agreement identifies the state and federal courts sitting in Mesa, Arizona as the exclusive forum for all legal proceedings concerning the interpretations, enforcement and defense of transactions contemplated by the
       Subscription Agreement and any documents included within the Offering Circular.
       Describe this provision in the offering statement. Please clarify and disclose if this provision applies to claims under the federal securities laws. If so, provide relevant risk factor disclosure, for instance regarding the potential increased costs to bring a claim, whether or not a court would enforce the provision, as well as impacts of limitations on claims arising under other applicable state or federal laws.
10. We also note Section 6 of the Subscription Agreement waives a trial by jury. Please clarify and disclose if this applies to actions arising under the federal securities laws.
       Please include risk factor disclosure regarding waiver of jury trial.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Aamira Chaudhry, Staff Accountant, at (202) 551-3389 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block, Attorney-Advisor, at (202)
551-3210 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any other questions.



                                                               Sincerely,
FirstName LastNameWendy Burton
                                                               Division of
Corporation Finance
Comapany NameWorld Tree USA, LLC
                                                               Office of
Transportation and Leisure
August 20, 2019 Page 3
cc:       Shelly Befumo
FirstName LastName